 FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

Enterra Energy Trust ("Enterra")

Suite 2600, 500 B 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

January 18, 2006

ITEM 3   News Release:

A press release was issued on January 19, 2006 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

The previously announced possible acquisition of oil and gas assets in the State of Oklahoma by Enterra’s indirect subsidiary, Enterra US Acquisitions, Inc., became an acquisition with a high probability of closing in the opinion of Enterra’s management, and one closing of approximately 25% of the assets occurred.

ITEM 5   Full Description of Material Change:

On December 8, 2005 Enterra announced that it was pursuing an acquisition of oil and gas production of approximately 5,500 boepd in Oklahoma.  Enterra, through an indirect subsidiary, Enterra US Acquisitions, Inc., had entered into agreements with four private sellers to acquire an asset package of producing wells, undeveloped land and an operating company with its employees, equipment and infrastructure for total consideration of US$240 million.  The agreements were subject to a number of conditions, including satisfactory completion of due diligence, title and environmental reviews, and receipt of all required board and regulatory approvals.  At January 18, 2006, the closing of the proposed acquisition became significantly more probable than when first announced, as Enterra satisfactorily completed the majority of its due diligence, including title and environmental reviews; required board and regulatory approvals were received; closing was completed with respect to one of the sellers, and closing documents were executed by the remaining sellers and placed in escrow with Enterra’s counsel.  The only remaining conditions to be satisfied prior to closing the remainder of the acquisition are for the benefit of Enterra and primarily consist of completion of the final approximately 15% of its title and environmental reviews.  If any of the remaining sellers fail to complete the asset sales, a fee of US$2 million will be payble to Enterra for each such defaulting seller.

The purchase price will be paid through a combination of cash, the issuance of trust units of Enterra and assumption of debt.  There is a possibility that the sellers will be able to acquire small additional interests in the producing wells from their current working interest partners, which in turn would be purchased by Enterra.  At the final closing of the transactions, scheduled for March 1, 2006, the purchase price will be adjusted for the amount that the current production held by the sellers at that time exceeds (or is less than) 5,500 boepd.

A report of reserves data and other oil and gas information as required under item 1 of section 2.1 of the Canadian Securiites Administrators’ National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities (“NI 51-101”) for Enterra was filed on SEDAR on May 30, 2005 (the “Enterra 51-101 Report”).  The Enterra 51-101 Report includes information from the evaluations prepared by McDaniel & Associates Consultants Ltd. in accordance with NI 51-101 and the standards contained the Canadian Oil and Gas Evaluation Handbook, which evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the properties of Enterra as of December 31, 2004.  The Enterra 51-101 Report was included in Enterra’s Amended Renewal Annual Information Form dated May 30, 2005 (the “Enterra AIF”) at pages 12 to 29 under the heading “Statement of Reserves Data and Other Oil and Gas Information”.  The Enterra AIF is available on SEDAR at www.sedar.com.   By a Material Change Report  (the “High Point MCR”) filed on SEDAR on August 24, 2005, Enterra provided its reasonable expectation of how Enterra’s acquisition of High Point Resources Ltd., had it occurred immediately prior to December 31, 2004 would have affected the reserves data and other information contained in the Enterra NI 51-101 Report (collectively the Enterra NI 51-101 Report  and the High Point MCR the “Amended Enterra NI 51-101 Report”).

Enterra's reasonable expectation of how the total of the anticipated acquisitions, if and when closed, had they occurred immediately prior to December 31, 2004 (the effective date of the Amended Enterra NI 51-101 Report) would have affected the reserves data and other information contained in the Amended Enterra NI 51-101 Report is as follows: (a) approximately a 40% increase to proved producing reserves and the net present value thereof; (b) a nil effect on future development costs; (c) approximately a 15% increase in the number of operated producing wells; (d) no material change to the number of non-producing wells; (e) approximately a 15% increase in long-term abandonment and reclamation costs but a non-material impact on current abandonment and reclamation costs; (f) approximately a 15% increase in net holdings of undeveloped land, and (g) the following would be added to the property descriptions:

Central Oklahoma

Enterra has producing assets in several counties of Oklahoma, which have production of about 5500 BOE/d from approximately 100 producing wells and approximately 24,000 net acres of undeveloped lands.

The current and anticipated production from these assets is from the Hunton Group carbonate formations, and is derived through a de-pressuring of the formation via water production followed by hydrocarbon production.  The Hunton is exploited at depths of approximately 2000 metres using long, multi-leg horizontal wells.  Enterra operates all of its production, gathering and water disposal facilities with a staff of approximately 30 people located in Enterra’s US office in Carney, Oklahoma.

All the developed and undeveloped lands are underlain by the Woodford Shale, which is speculated to be a prospective shale gas target similar to the Barnett Shale in Texas.  Enterra’s long term plans include testing of this prospect.

“BOE/d” means barrel of oil equivalent per day.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

John Kalman, Chief Financial Officer of Enterra, is knowledgeable about the material changes set forth herein and can be reached at (403) 444-4423.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on January 27, 2006